VF 2-17-05

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05035740

SECU MISSION

...D.C. 20549

SEC FILE NUMBER
8- 051760

SEC MAIL PROCESSING RECEIVED FEB 16 2005 WASH., D.C. SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SCF Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2019 N. Gateway Blvd.
(No. and Street)

Fresno	California	93727
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Townsend (559) 456-6100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 28 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Townsend, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCF Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Fresno
Subscribed and sworn (or affirmed) to before me this 5 day of January, 2005

David A. Haskin
Notary Public

Signature

FIN-OP
Title

DAVID A. HASKIN
Commission # 1459509
Notary Public - California
Fresno County
My Comm. Expires Dec 30, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCF Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
SCF Securities, Inc.

I have audited the accompanying statement of financial condition of SCF Securities, Inc. as of December 31, 2004 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SCF Securities, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 20, 2005

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ∘ FAX (818) 886-1924
BreardCPA@aol.com

SCF Securities, Inc.
Statement of Financial Condition
December 31, 2004

Assets

Cash and cash equivalents	$ 264,108
Concessions receivable	445,457
Marketable securities, available for sale	66,300
Receivable from related parties	98,223
Securities, not readily marketable	10,050
Total assets	$ 884,138

Liabilities & Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 151,783
Commissions payable	402,968
Payable to related party	777
Total liabilities	555,528
Stockholder's equity	
Common stock, no par value, 1,000,000 shares authorized, 2,000 shares issued and outstanding	560
Additional paid-in capital	52,600
Retained earnings	298,675
Unrealized gains(losses) on marketable securities, available for sale	(23,225)
Total stockholder's equity	328,610
Total liabilities & stockholder's equity	$ 884,138

The accompanying notes are an integral part of these financial statements.

SCF Securities, Inc.
Statement of Income
For the Year Ended December 31, 2004

Revenue	
Concessions	$ 1,615,250
Realized gains (losses)	(5,025)
Interest income	798
Other income	50,417
Total revenue	1,661,440
Expenses	
Commission expenses	1,234,508
Taxes, licenses, & fees, other than income taxes	212,526
Other operating expenses	488,293
Reimbursed expenses	(283,926)
Total expenses	1,651,401
Income (loss) before income taxes	10,039
Income tax provision	800
Net income (loss)	$ 9,239

The accompanying notes are an integral part of these financial statements.

SCF Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Unrealized Gains (Losses) on Marketable Securities Available For Sale	Total	Comprehensive Income (Loss)
Balance at January 1, 2004	$ 560	$ 52,600	$ 289,436	$ (28,100)	$ 314,496	
Gains (losses) on marketable securities, available for sale	–	–	–	4,875	4,875	$ 4,875
Net income (loss)	–	–	9,239	–	9,239	9,239
Balance at December 31, 2004	$ 560	$ 52,600	$ 298,675	$ (23,225)	$ 328,610	$ 14,114

The accompanying notes are an integral part of these financial statements.

SCF Securities, Inc.
Statement of Changes in Cash Flows
For the Year ended December 31, 2004

Cash flows from operating activities:		
Net income (loss)		$ 9,239
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Realized (gains) and losses	$ 5,025	
(Increase) decrease in:		
Concessions receivable	(296,164)	
(Decrease) increase in:		
Accounts payable	(4,465)	
Commissions payable	255,407	
Total adjustments		(40,197)
Net cash and cash equivalents provided by (used in) operating activities		(30,958)
Cash flows from investing activities:		–
Cash flows from financing activities:		
Loan proceeds from related party	597	
Loans made to related parities	(3,694)	
Net cash and cash equivalents provided by (used in) financing activities		(3,097)
Net increase (decrease) in cash and cash equivalents		(34,055)
Cash and cash equivalents at beginning of year		298,163
Cash and cash equivalents at end of year		$ 264,108

Supplemental disclosure of cash flow information:

Cash paid during the year for	
Interest	$ –
Income taxes	$ –

Non-cash investing and financing transactions:
The Company's marketable securities, available for sale was marked to market for $4,875.

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

SCF Securities, Inc. (the "Company") was incorporated in the State of Arizona on May 19, 1998, under the name Securities Consultants Financial Securities, Inc. The Company changed its name to SCF Securities, Inc. on December 6, 2000. The Company is a fully disclosed broker/dealer, whereby it does not hold customer funds or securities, registered under the Securities and Exchange Act of 1934, as amended. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly–owned subsidiary of SCF Holdings, Inc. (the "Parent").

The Company primarily sells mutual funds, fixed and variable annuities and life insurance. The Company has over 100 brokers, with no one broker contributing an undue concentration of risk.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Concessions are received as compensation for services and are recorded when orders are placed or reinvestments are recorded. Concessions are recorded on the trade date basis. Corresponding expenses are also recorded in the period they are incurred.

The Company is reimbursed by its brokers for license fees and insurance expenses incurred by the Company on their behalf. For the year ended December 31, 2004 the Company was reimbursed $283,926 for licenses and insurance, included in expenses.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities are based on provisions of enacted federal and state tax laws.

Note 2: MARKETABLE SECURITIES, AVAILABLE FOR SALE

Marketable securities, available for sale consist of corporate stocks valued at market value. Resulting unrealized gains and losses from the fluctuation in market value for the securities are included in equity. For the year ended December 31, 2004, the Company included $4,875 in unrealized gains in its statement of changes in stockholder's equity for the mark-to-market of these securities.

Note 3: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable consist of 1,500 warrants in the NASDAQ Stock Market, Inc. These securities were offered primarily to NASD members and purchased through a Private Placement Memorandum. The warrants are exercisable in four tranches over four years. The first and second tranches have expired. For the year ended December 31, 2004, the Company recorded $5,025 in realized losses for the expired tranches. The Company still has the remaining options to exercise in the following tranches:

		Exercisable on	Expires on	Exercise Price
Tranche 3	1,500 shares	June 28, 2004	June 27, 2005	$ 15.00
Tranche 4	1,500 shares	June 28, 2005	June 27, 2006	$ 16.00

The Company is carrying these warrants at their amortized cost of $10,050.

Note 4: INCOME TAXES

As discussed in Note 1, the Company is a wholly-owned subsidiary of SCF Holdings, Inc., and is included in the consolidated income tax returns filed by its parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns.

The current income tax provision consists of the California minimum tax of $800.

Deferred income taxes arise due to the unrealized losses on marketable securities, available for sale (See Note 2) and different accounting methods used for income tax and financial reporting. The Company has recorded a 100% valuation allowance, since it has determined that it is more likely then not that the deferred tax asset may not be realized.

Note 5: RELATED PARTY TRANSACTIONS

During the year ended December 31, 2004 the Company had advanced $3,694 to its Parent and a sister company also owned by its Parent. The Company was also advanced $597 from another sister company owed by the Parent.

All lending between the Company, its Parent and its sister companies, are unsecured, non-interest bearing, and due on demand.

The Company follows a policy of reimbursing a sister company for certain expenses paid on behalf of the Company, for office space, equipment and personnel. For the year ended December 31, 2004, the Company reimbursed the sister company $469,200 for its share of expenses. These payments are included in other operating expenses.

Note 6: COMMITMENTS AND CONTINGENCIES

The Company maintains several bank accounts at financial institutions. These accounts are insured by the Federal Deposit Insurance Corporation (FDIC), up to $100,000. At December 31, 2004, the Company had deposits with financial institutions with uninsured cash balances totaling $101,650. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, The Financial Accounting Standards Board ("FASB) issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" (FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

Note 8: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2004, the Company's net capital of $154,468 exceeded the minimum net capital requirement by $117,433; and the Company's ratio of aggregate indebtedness ($555,528) to net capital was 3.60:1, which is less than the 15 to 1 maximum ratio allowed of a broker/dealer.

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $14,447 difference between the computation of net capital under net capital SEC rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 168,915
Adjustments:		
Retained earnings	$ 1,133	
Unrealized gains (losses) on securities, available for sale	4,875	
Non–allowable assets	(1,911)	
Haircut on money markets	(1,249)	
Haircut on stocks	(9,945)	
Undue concentration	(7,350)	
Total adjustments		(14,447)
Net capital per audited statements		$ 154,468

SCF Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2004

Computation of net capital		
Common stock	$ 560	
Additional paid-in capital	52,600	
Retained earnings	298,675	
Unrealized gains(losses) on marketable securities, available for sale	(23,225)	
Total stockholder's equity		$ 328,610
Less: Non-allowable assets		
Concessions receivable, greater than 30 days, in excess of related payables	(47,325)	
Receivable from related parties	(98,223)	
Securities, not readily marketable	(10,050)	
Total adjustments		(155,598)
Net capital before haircuts		173,012
Less: Haircuts and undue concentration		
Money market accounts	(1,249)	
Marketable securities, available for sale	(9,945)	
Undue concentration	(7,350)	
Total haircuts on securities and undue concentration		(18,544)
Net capital		154,468
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 37,035	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(37,035)
Excess net capital		$ 117,433
Ratio of aggregate indebtedness to net capital	3.60: 1	

There was a $14,447 difference in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5. See Note 9.

See independent auditor's report.

SCF Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2004

A computation of reserve requirement is not applicable to SCF Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

SCF Securities, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2004

Information relating to possession or control requirements is not applicable to SCF Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

SCF Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
SCF Securities, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of SCF Securities, Inc. for the year ended December 31, 2004, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by SCF Securities, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 20, 2005